Prospectus Supplement No. 2
(to Prospectus dated October 5, 2007 as supplemented by Prospectus Supplement No. 1 dated November 6, 2007)
Filed Pursuant to Rule 424(b)(7) of the Securities Act of 1933
relating to Registration No. 333-145779
ASPECT MEDICAL SYSTEMS, INC.
$125,000,000 2.50% Convertible Senior Notes due 2014
Shares of Common Stock Issuable Upon Conversion of the Notes
     This prospectus supplement no. 2 further supplements and amends the prospectus dated October 5, 2007, as supplemented by prospectus supplement no. 1 dated November 6, 2007, which we collectively refer to as the prospectus, relating to the resale from time to time by certain selling security holders of our 2.50% Convertible Senior Notes due 2014, or the notes, and shares of our common stock issuable upon conversion of the notes. We issued the notes in a private placement in June 2007.
     You should read this prospectus supplement no. 2 in conjunction with the prospectus. This prospectus supplement no. 2 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 2 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 2 supersedes or supplements certain information contained in the prospectus.

     Investing in the notes and our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement no. 2 or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 2 is January 4, 2008

     The section of the prospectus entitled “Selling Security Holders” as previously amended and restated pursuant to prospectus supplement no. 1, is further amended and restated in its entirety to read as follows:
SELLING SECURITY HOLDERS
     On June 20, 2007, we issued and sold $125,000,000 aggregate principal amount of the notes in a private placement to Goldman, Sachs & Co., which we refer to in this prospectus as the initial purchaser. The initial purchaser has advised us that it resold the notes, in transactions exempt from the registration requirements of the Securities Act of 1933, to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act of 1933, in compliance with Rule 144A. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of our common stock issuable upon conversion of the notes.
     The notes and our shares of common stock to be issued upon conversion of the notes are being registered pursuant to a registration rights agreement between the initial purchaser and us. In that agreement, we undertook to file a registration statement with regard to the notes and our shares of common stock issuable upon conversion of the notes and, subject to certain exceptions, to keep that registration statement effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) two years from the initial effective date of the registration statement. The registration statement of which this prospectus is a part is intended to satisfy our obligations under that agreement.
     The following table sets forth information with respect to the selling security holders and the principal amount of notes and common stock beneficially owned by each selling security holder that may be offered from time to time by each selling security holder pursuant to this prospectus. The information in the tables is based on information provided by or on behalf of the selling security holders on or prior to January 3, 2008, and may change over time. In particular, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us information regarding their holdings in transactions exempt from the registration requirements of the Securities Act of 1933. The selling security holders may offer all, some or none of the notes or the common stock issuable upon conversion of the notes.
     We have assumed for purposes of the table below that the selling security holders will sell all of their notes and all of our common stock issuable upon conversion of their notes pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling security holders will continue to be beneficially owned.
     The percentage of notes outstanding beneficially owned by each selling security holder is based on $125,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling security holder at the initial conversion rate of 52.4294 shares of our common stock per $1,000 principal amount of notes.
     To our knowledge, none of the selling security holders named below has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

	Notes		Common Stock
	Principal Amount
	Beneficially Owned		Common Stock Owned	Percentage of	Common Stock Owned
	and Offered Hereby	Percentage of Notes	Prior to the	Common Stock Prior	After Completion of
Name of Selling Security Holder (1)	(2)	Outstanding	Offering (3)	to the Offering (4)	the Offering (5)
Agamas Continuum Master Fund, Ltd.	$3,500,000	2.8%	183,502	*	—
Basso Fund Ltd. (6)	$100,000	*	5,242	*	—
Basso Holdings Ltd. (6)	$1,380,000	1.1%	72,352	*	—
Basso Multi-Strategy Holding Fund Ltd. (6)	$520,000	*	27,263	*	—
Calamos Market Neutral Income Fund — Calamos Investment Trust (7)	$5,000,000	4.0%	262,147	*	—
Citadel Equity Fund Ltd. + (8)	$20,000,000	16.0%	1,048,588	*	—
CSS, LLC # (9)	$1,750,000	1.4%	91,751	*	—
DBAG London + (10)	$6,900,000	5.5%	361,760	*	—
D.E. Shaw Valence Portfolios, L.L.C + (11)	$7,000,000	5.6%	367,005	*	—
Goldman, Sachs & Co. # (12)	$3,875,000	3.1%	203,163	*	—
ICM Business Trust (13)	$1,280,000	1.0%	67,109	*	—
Ionic Capital Master Fund Ltd. (13)	$6,220,000	5.0%	326,110	*	—
JMG Triton Offshore Fund, Ltd. (14)	$675,000	*	35,389	*	—
Morgan Stanley & Co. Incorporated #	$5,300,000	4.2%	857,136	*	579,261
Polygon Global Opportunities Master Fund (15)	$9,000,000	7.2%	471,864	*	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio (16)	$2,000,000	1.6%	104,858	*	—
Tribeca Convertibles LP +	$10,500,000	8.4%	550,508	*	—
Wachovia Securities International LTD # (17)	$5,000,000	4.0%	262,147	*	—
Other (1)	$35,000,000		1,835,029
Total	$125,000,000		6,553,675

*	Less than one percent.

#	The selling security holder is a registered broker-dealer.

+	The selling security holder is an affiliate of a registered broker-dealer.

(1)	Information about other selling security holders, except for any future transferees, pledgees, donees and successors of the security holders named in the table above, will be set forth, if required, in additional supplements to the prospectus or in one or more reports filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(2)	The aggregate dollar amount of the notes listed in the table above, together with information about other selling security holders set forth in additional supplements to the prospectus or in reports filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, may exceed $125,000,000 because certain persons listed herein and/or therein as selling security holders may have transferred their securities in transactions exempt from registration, in which case the transferees thereof may be listed herein, in another prospectus supplement or in a report filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 with respect to the same securities.

(3)	Assumes conversion of all of the holder’s notes at a conversion rate of 52.4294 shares of our common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” As a result, the number of shares of common stock issuable upon conversion of notes may increase or decrease in the future. Excludes fractional shares. In addition, if a “make-whole fundamental change” (as defined herein) occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change as described under “Description of the Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change.”

(4)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The percentage of shares of common stock beneficially owned by each holder named above stock is calculated based on 17,037,368 shares of common stock outstanding as of October 1, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(5)	For purposes of computing the number and percentage of notes and shares of common stock to be held by the selling security holders after the completion of the offering, we have assumed for purposes of the table above that the selling security holders named above will sell all of their notes and all of the common stock issuable upon conversion of their notes offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling security holders will continue to be beneficially owned.

(6)	The selling security holder has indicated that Basso Capital Management, L.P. (“Basso”) is the investment manager to the selling security holder. Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the securities held by the selling security holder.

(7)	The selling security holder has indicated that Calamos Advisors LLC is the investment advisor for the selling security holder. Nick Calamos is the Chief Investment Officer of the selling security holder and has sole investment and voting power over the securities held by the selling security holder.

(8)	The selling security holder has indicated that Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by the selling security holder. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has investment discretion over securities held by the selling security holder. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the shares held by the selling security holder.

(9)	The selling security holder has indicated that Nicholas D. Schoewe and Clayton A. Struve control the voting and disposition of the securities held by the selling security holder.

(10)	The selling security holder has indicated that John Arnone has voting and investment control over the notes and common stock issuable upon conversion of the notes held by DBAG London.

(11)	The selling security holder has indicated that D.E. Shaw & Co. L.P. as investment adviser of the selling security holder, has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling security holder. Julius Gaudio, Eric Wepsic, Maximilian Stone and Anne Dinning, or their designees, exercise voting and investment control over the notes held by the selling security holder.

(12)	The selling security holder is a majority owned subsidiary of the Goldman Sachs Group Inc.

(13)	The selling security holder has indicated that Ionic Capital Partners LP (“ICP”) is the investment advisor of the selling security holder and consequently has voting and investment control over securities held by the selling security holder. Ionic Capital Management LLC (“ICM”) controls ICP. Bart Baum, Adam Radosti and Daniel Stone collectively control ICM and therefore have voting and investment control over securities held by the selling security holder. ICP, ICM, and Messrs. Baum, Radosti and Stone each disclaim beneficial ownership of the securities held by the selling security holder except to the extent of its or his pecuniary interest therein.

(14)	The selling security holder has indicated that JMG Triton Offshore Fund, Ltd. (“Triton”) is an international business company organized under the laws of the British Virgin Islands. Triton’s investment manager is Pacific Assets Management, LLC, a Delaware limited liability company that has voting and dispositive power over Triton’s investments, including the registered securities. The equity interests of Pacific Assets Management, LLC are owned by Pacific Capital Management, Inc., a California corporation and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacifica Capital Management, Inc. are owned by Messrs. Roger Richter, Jonathon M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over Triton’s portfolio holdings.

(15)	The selling security holder has indicated that Polygon Investment Partners LP, and Polygon Investment Partners HK Limited (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by the security holder. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by the security holder.

(16)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs, Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(17)	The selling security holder has indicated that Wachovia Securities International LTD is a wholly-owned subsidiary of Wachovia Corporation, which shares voting and dispositive power for the securities held by Wachovia Securities International LTD.